AP
9/29

13026451

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNITED FIRST PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Times Square, 16th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominick Del Duca 212-266-5650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 10 2013
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominick Del Duca, FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United First Partners LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIRA TABIB
Notary Public, State of New York
No.01TA6076013
Qualified in Westchester County
Commission Expires June 17, 2014

Signature

FINOP/Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED FIRST PARTNERS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

PERIOD FROM APRIL 1, 2012
TO DECEMBER 31, 2012

UNITED FIRST PARTNERS LLC

CONTENTS

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
United First Partners LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of **United First Partners LLC** (the "Company"), as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the period April 1, 2012 to December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United Sates of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **United First Partners LLC** as of December 31, 2012 and the results of its operations and its cash flows for the period from April 1, 2012 to December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 855-9600 • F (732) 855-9559
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in supplementary schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplementary schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
March 31, 2013

UNITED FIRST PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2012
ASSETS	
Cash and cash equivalents	$ 1,994,490
Commission receivable from broker	73,478
Restricted cash	314,647
Property and equipment, net of accumulated depreciation and amortization	521,626
Other assets	75,498
Total assets	$ 2,979,739
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable,accrued expenses and other liabilities	$ 406,007
Due to affiliates	522,195
Total liabilities	928,202
Member's equity	2,051,537
Total liabilities and member's equity	$ 2,979,739

See accompanying notes to financial statements.

UNITED FIRST PARTNERS LLC

STATEMENT OF OPERATIONS

	Period from April 1, 2012 to December 31, 2012
Revenues	
Commissions, net of brokerage fees	1,638,516
Interest income	709
Total Revenues	$ 1,639,225
Expenses	
Employee compensation and benefits	772,722
Rent and occupancy costs	794,801
Professional fees	63,442
Regulatory fees	30,801
Travel and entertainment	53,950
Office and other expenses	216,125
Total expenses	1,931,841
Net loss before provision for taxes	(292,616)
Income taxes	4,147
Net loss	$ (296,763)

See accompanying notes to financial statements.

UNITED FIRST PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Period from April 1, 2012 to December 31, 2012
Member's equity, April 1, 2012	$ 868,300
Capital contributions	1,480,000
Net loss	(296,763)
Member's equity, December 31, 2012	$ 2,051,537

See accompanying notes to financial statements.

UNITED FIRST PARTNERS LLC

STATEMENT OF CASH FLOWS

		Period from April 1, 2012 to December 31, 2012
Cash flows from operating activities		
Net loss	$	(296,763)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		81,505
Changes in assets and liabilities:		
Receivable from broker		(73,478)
Restricted cash		(710)
Other assets		(7,587)
Accounts payable and accrued expenses		98,247
Due to affiliates		506,733
Net cash used in operating activities		307,947
Cash flows used in investing activity		
Purchase of property and equipment		(186,155)
Cash flows provided by financing activity		
Capital contributions		1,480,000
Net increase in cash and cash equivalents, end of period	$	1,601,792
Cash and cash equivalents, beginning of period		392,698
Cash and cash equivalents, end of period	**$**	**1,994,490**

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

United First Partners LLC (the "Company") was formed in New York on August 31, 2010. The Company is wholly owned by United First Partners Holdings LLC (the "Parent"). Effective August 5, 2011, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i), clearing all SEC Rule 15a-6 transactions on a DVP/RVP basis. The Company is not holding any customer funds or safekeeping customer securities. The Company's broker dealer activity consists of trading foreign corporate equity securities and foreign debt securities, on behalf of its customers. The Company commenced its broker dealer operations on August 28, 2012.

Change in Year End

On November 15, 2012, United First Partners LLC's Board of Directors approved a change to change to a December 31st calendar year end from a March 31st fiscal year end. Accordingly, financial information presented in this report are as of and for the nine months ended December 31, 2012

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Brokerage
Brokerage revenue consists of $1,568,713 of net commissions resulting from securities transactions executed as an agent on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a significant effect to the accompanying financial statements.

Property and Equipment

Property and equipment are valued at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

Restricted Cash

The Company is required to maintain cash or cash equivalents as collateral for standby letters of credit (see Note 7).

Receivable from Broker
At December 31, 2012, receivable from broker includes commissions receivable of $73,478.

1. Nature of Operations and Summary of Significant Accounting Policies

Income Taxes

The Company is a single member LLC owned by United First Partners Holdings, LLC ("Parent") and files with its Parent. Accordingly, the Company provides income taxes for its share of the consolidated company's income or loss.

The company conducts most of its business in New York City and is subject to the Unincorporated Business Tax ("UBT"). Accordingly, the Company records a tax provision, taxes payable and deferred taxes associated with the UBT of 4% of taxable income. The main difference between the UBT statutory rate and the effective rate is due to the New York City apportionment factor. The Company's returns for the period ending March 31, 2012 and December 31, 2012, are subject to examination.

Income tax expense included in the statement of operations is comprised of the following (in thousands of dollars):

Unincorporated Business Tax	$	4,147
	$	4,147

Deferred tax assets and liabilities are measured using the tax rates that apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized or paid. The difference is primarily due to the capitalized start-up costs for income tax reporting. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2012, the Company's deferred tax asset is as follows:

Deferred tax asset	$	132,400
Valuation allowance		(132,400)
	$	-

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2012. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the period from April 1, 2012 to December 31, 2012.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Translation of Foreign Currency

The Company's reporting currency is the United States Dollar. Cash denominated in foreign currencies are translated into United States Dollars at the period end exchange rates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with a high credit quality financial institution, which at times may be in excess of the FDIC insurance limit.

2. Concentrations of Business Risk and Risk and Uncertainties

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker in unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its clearing broker-dealer. If the clearing broker-dealer should cease doing business, the Company's receivables from such clearing broker-dealer could be subject to forfeitures.

3. Property and Equipment

Leasehold improvements	$ 333,255
Furniture and fixtures	120,900
Office equipment	148,976
	603,131
Less: Accumulated depreciation and amortization	81,505
	$ 521,626

Depreciation expense for the period April 1, 2012 to December 31, 2012 was $81,505

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1(a)(1)(ii), to compute its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $250,000 minimum net capital. At December 31, 2012, the Company has net capital of $459,191, which was $299,191 in excess of its required net capital of $250,000.

5. Operating Leases

The Company leases an apartment space in New York City expiring June 30, 2013, at a monthly rate of $18,500.

Effective March 26, 2012, the Company entered into a lease agreement to lease office space in New York City that expires on September 30, 2017. The current monthly lease payment including escalation charges amounts to $28,804. The Company recognizes rent on a straight line basis.

Future minimum lease payments under the lease is as follows:

2013	$ 346,916
2014	349,452
2015	351,988
2016	354,524
2017	267,915
	$ 1,670,795

6. Restricted Cash and Lease Guarantee

The Company is required to maintain a standby letter of credit in the amount of $203,312 to guarantee payment of its leased office space. The Company maintains another standby letter of credit in the amount of $111,335 through December 31, 2013 to guarantee payment of its apartment lease. The Company has pledged deposits of $314,647 as collateral. As of December 31, 2012, no amounts were drawn on the letters of credit.

7. Related Party Transactions

Total expenses paid by affiliates for regulatory, research and office expenses amounted to approximately $548,000. As of December 31, 2012, $522,195 is owed to its affiliates

United First Partners LLP	$ 98,177
UFP Research SA	72,196
United First Partners SA	7,000
Schneider Trading Associates	344,822
	$ 522,195

United First Partners, LLC has entered into a profit-sharing agreement with Schneider Trading Associates Limited (STA), Goldman Sachs International and Goldman Sachs Execution & Clearing LP, whereby Schneider Trading Associates Limited has deposited a sum of $2,000,000 with Goldman Sachs International as pre-margin funding in relation to trading activities conducted by Schneider Trading Associates Limited with both Goldman Sachs International and by United First Partners, LLC with Goldman Sachs Execution & Clearing LP. $1,000,000 of the pre-funding margin can be relied upon by Goldman Sachs Execution & Clearing LP in respect of transactions executed by United First Partners, LLC, although the sum of approximately $500,000 is currently physically held by Goldman Sachs Execution & Clearing LP. Schneider Trading Associates Limited entered into this agreement due to its relationship with United First Partners, LLC's sister company in the UK, United First Partners, LLP. The agreement is open ended.

Under the terms of the agreement, the Company pays a five percent profit share to STA based upon the gross commissions less certain clearing fees earned by the Company. For the period ending December 31, 2012, the Company paid approximately $113,000 to STA.

8. Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2012 consist of the following:

Long positions of foreign currencies in United States dollars	
Great Britain	$ 5,237,644
Canadian	3,736
Other	2
Short positions in foreign currencies	
Eurodollar	(4,601,535)
Other	(16)
Cash in foreign currencies	639,831
Cash on deposit with broker	384,820
Cash in bank	969,839
Total cash and cash equivalents	$ 1,994,490

9. Regulatory Actions

On December 27, 2012, Financial Industry Regulatory Industry's ("FINRA") Member Regulation had referred the exceptions found in the 2012 exam relating to the Company's net capital calculations and FOCUS filings to their Enforcement Department for review and Deposition.

On March 6, 2013, FINRA's Department of Enforcement offered a Letter of Acceptance, Waiver and Consent ("AWC"). On March 14, 2013 United First Partners, LLC signed and submitted the AWC and consented to a $10,000 fine relating to the above matter. The AWC must be accepted by the Department of Enforcement prior to submission to the Office of Disciplinary Affairs or the National Adjudicatory Council ("NAC") Review Subcommittee. The NAC, ODA in behalf of the NAC, must then approve the AWC before it becomes final.

By agreeing to the AWC United First Partners, LLC waives its right to have a complaint issued specifying the allegations against it, to be notified of the complaint and answer allegations against it, to defend itself before a hearing council and to appeal any such decision to the NAC, SEC and U.S. Court of Appeals.

As of March 31, 2013, the date the Financial Statements were available to be issued, United First Partners, LLC has not been notified by FINRA whether the AWC was accepted.

10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure and has not identified any subsequent events that required adjustments or disclosure in these financial statements.

UNITED FIRST PARTNERS LLC

SCHEDULE I COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		Period from April 1, 2012 to December 31, 2012
Total member's equity		$1,913,793
Deductions		
Non-allowable assets:		
Property and equipment	$ 521,626	
Prepaid expenses	56,473	
Deposits	19,025	
Restricted cash	314,647	
Total non-allowable assets		911,771
Net capital before haircut on foreign currency		1,002,022
Haircut on foreign currency		2,990
Net capital		$ 999,032
Computation of alternative net capital requirement		
2% of combined aggregate debit items as shown in formula for reserve requiements pursuant to Rule 15c3-3 prepared as of the net capital computation		$ -
Minimum dollar net capital requirement		250,000
Net capital requirement - greater of 2% of aggregate debit items or minimum dollar amounts		250,000
Excess net capital		$ 749,032
Net capital in excess of 5% of aggregate debit items or 120% of minimum net capital requirement		$ 699,032
Percentage of net capital to aggregate debits		-

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's amended unaudited Form X-17A-5, Part II-A filing as of December 31, 2013.

UNITED FIRST PARTNERS LLC

SCHEDULE II - STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENT

December 31, 2012

The Company does not effect transactions for customers, as defined in Rule 15c3-3 and accordingly claims exemption from preparing the computations as defined in this Rule.